Filed Pursuant to Rule 424(b)(3)
Registration No. 333-181993, 333-181993-01,
333-181993-02 and 333-181993-03

MDS Energy Public 2013 Program

Supplement No. 1

to the

Prospectus dated May 2, 2013

This supplement dated October 31, 2013 forms a part of, and must be accompanied or preceded by, the prospectus dated May 2, 2013. You should carefully review the prospectus and this supplement before subscribing for units.

The primary purpose of this supplement is to:

•	update the status of the offering;
•	update “Management”; and
•	disclose the limited nature of the dealer-manager’s Connecticut broker/dealer registration.

Status of the Offering. The program is currently offering units in MDS Energy Public 2013-A LP (the “partnership”). As of October 9, 2013, the partnership had accepted subscriptions of $2,107,480.00 from 51 investors, all of whom were investor general partners. These subscriptions satisfied the partnership’s minimum offering proceeds of $2,000,000 and were sufficient to break escrow and begin its drilling operations.

Subscription Agreements. Subscribers, other than residents of Pennsylvania, should now make their subscription checks payable to “MDS Energy Public 2013-A LP.” Pennsylvania residents should continue to make their checks payable to “Citizens Bank of Pennsylvania, N.A., Escrow Agent, MDS Energy Public 2013-A LP” until further notice.

Registered Representatives. All checks and subscription documents should be mailed as follows:

Jason C. Knapp, President

c/o MDS Securities, LLC

2605 Nicholson Road

Building II, Suite 101

Sewickley, PA 15143-7607

Toll Free Phone: (855) 807.0807

Management. Mr. Russell D. Hogue has resigned as Chief Financial Officer and Assistant Secretary of MDS Energy Development, LLC, the partnership’s managing general partner effective, October 28, 2013. Mr. Anthony J. Crisafio will succeed as Chief Financial Officer.

Mr. Crisafio, age 60, has previously served as the Director of SEC Reporting and Finance for the managing general partner since March 2012. He is a Certified Public Accountant, has served as an independent business consultant from 1994 until the present time, providing financial and operational advice to businesses in a variety of industries and stages of development. He serves as a Director of PDC Energy, Inc., a company listed on the NASDAQ, a member of the Compensation Committee and former Chairman of the Audit Committee from 2006 until the present time. He was previously a Director of ALGI, an American Stock Exchange company, a member of the Compensation Committee and Chairman of the Audit Committee from 2004 to 2005. He is serving as part-time contract Chief Financial Officer for Empire Energy USA, LLC, which operates approximately 2,500 oil and gas wells primarily in New York, Kansas, North Dakota and Pennsylvania and is approximately 95% owned by Empire Energy Group Limited, an energy investment company listed on the Australian Securities Exchange from 2010 until the present time. He also serves as an interim Chief Financial Officer and Advisory Board member for a number of privately held companies and has been a Certified Public Accountant for more than thirty years. Mr. Crisafio served as Chief Operating Officer, Treasurer and member of the Board of Directors of Cinema World, Inc. from 1989 until 1993. From 1975 until 1989, he was employed by Ernst & Young and was a partner with Ernst & Young from 1986 to 1989.

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Notice to Connecticut Residents. MDS Securities, LLC (“MDS Securities”), an affiliate of the managing general partner, serves as the dealer-manager of this offering as discussed in “Plan of Distribution” in the prospectus. In this regard, MDS Securities’ broker/dealer registration in Connecticut is limited, because until July 18, 2015:

•	MDS Securities may not engage in retail securities brokerage activities in or from Connecticut in connection with this offering, but must effect transactions in Connecticut exclusively with or through other broker/dealers that are registered under the Connecticut Uniform Securities Act; and
•	MDS Securities must ensure that Connecticut purchasers of the partnership’s units who are natural persons, including, without limitation, general partners and limited partners, satisfy at least one of the following suitability criteria prior to purchase: (a) an individual net worth (or a joint net worth with spouse) of $330,000 or more, without regard to the investment being purchased and exclusive of home, home furnishings and automobiles, and a combined gross income of $150,000 or more for the current year and for each of the two preceding years; or (b) an individual net worth (or a joint net worth with spouse) in excess of $1 million, including home, home furnishings and automobiles; or (c) an individual net worth (or a joint net worth with spouse) in excess of $750,000, exclusive of home, home furnishings and automobiles; or (d) an annual “gross income” (or annual combined gross income with spouse) in excess of $200,000 in the current year and each of the two preceding years. For purposes of subparagraph (d), “gross income” shall have the same meaning as in Section 61 of the Internal Revenue Code, 26 U.S.C § 61.

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